[Company Letterhead]

May 28, 2010

POC10-0106

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn:	Lynn Dicker

Re:	Precision Optics Corporation, Inc.
Form 10-K, as amended, for fiscal year ended June 30, 2009
Filed May 14, 2010
File No. 1-10647

Dear Ms. Dicker:

In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Form 10-K, as amended, for the fiscal year ended June 30, 2010, the undersigned, being the Chief Executive Officer of Precision Optics Corporation, Inc., hereby acknowledges the following:

•                  Precision Optics Corporation, Inc. is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, as amended, filed May 14, 2010;

•                  Changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, as amended, filed May 14, 2010; and

•                  Precision Optics Corporation, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact Amy Trombly, our Corporate Counsel at (617) 243-0060.  We are happy to cooperate in any way we can.

/s/ Richard E. Forkey
Richard E. Forkey
Chief Executive Officer